

June 9, 2010

Via U.S. mail

Joseph Curtin
President and Chief Executive Officer
TMS International Corp.
12 Monongahela Avenue
P.O. Box 2000
Glassport, PA 15045

> **Re:**   **TMS International Corp.**
> **Registration Statement on Form S-1**
> **Filed on: May 13, 2010**
> **File No.: 333-166807**

Dear Mr. Curtin:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please add to the prospectus as soon as possible all currently omitted information that is not subject to Rule 430A, including, for example, a bona fide estimate of the range of the maximum offering price for the shares, the maximum number of shares offered, and the amount of additional shares that the underwriters may purchase in connection with the over-allotment option. This information must be included on the prospectus cover page, as well as in the body of the prospectus. We will need adequate time to review this information once it is provided.

2. Prior to the effectiveness of your registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has no objection to the underwriter compensation discussed in the prospectus.

3. Please provide us with copies of any artwork you intend to use as soon as possible for our review and comment. Please keep in mind that we may have comments on these materials and you should consider waiting for further comments before printing and circulating any artwork.

4. We note that you have yet to file a number of exhibits. Please file these exhibits as soon as possible so that we will have sufficient time to review them. We may have comments on these materials.

Prospectus Cover Page

5. Please revise the cover page to name only the lead or managing underwriter(s) and delete the term "Joint Book-Running Managers." We would not object to this term on the back cover page of the prospectus. The information on your cover page should be limited to the information required by Item 501 of Regulation S-K, and in particular, Item 501(b)(8).

6. Please briefly disclose the dual class capital structure.

Industry, Market and Geographical Data, page ii

7. Please confirm that all market and industry data represents information that is generally available to the public and was not prepared for you for a fee.

8. Please provide brief background information of the sources cited in your disclosure (e.g., what is CRU International, Ltd or IBIS World, Inc.), other than for well-known organizations such as J.D. Power & Associates.

Presentation of Certain Financial Measures, page iii

9. The information provided in this section is not appropriate for this part of the prospectus. Such disclosure appears more fitting for the Management's Discussion and Analysis section of the prospectus. Please revise your disclosures accordingly.

Prospectus Summary, page 1

General

10. The information in your summary is rather detailed and lengthy. Please consider whether some of the detailed information that is presented here would be more concisely summarized in the summary, then detailed in later sections of the prospectus. We note that substantially identical information appears to have been included in the Business section starting on page 79 of the filing.

11. Clearly discuss the purpose and impact of the Class B shares and the share recapitalization. In particular, discuss the impact on the Class A shares being offered and identify the ownership interest in the Class B shares. Please also state that you are not registering the offering of the Class A shares underlying the Class B convertible shares.

Our Company, page 1

12. Please disclose in the forepart of the prospectus summary that you are a holding company controlled by Onex Partners II, LP, and that you conduct your business principally through your operating subsidiaries, mainly Tube City IMS. We note the disclosure on pages 7 and 8.

13. Throughout the prospectus summary and the other sections of the prospectus you make statements that you are "the largest provider" of outsourced industrial services (see, e.g., pages one, four, seven and 49). Please revise these statements to disclose the measure by which you have determined that you are a leader (e.g., revenues or number or magnitude of projects).

14. Please balance the information regarding the Adjusted EBITDA achieved for each operating segment by comparing it to your prior years' performance, or by indicating whether your current results represent an increase or decrease over the prior years' results.

Summary Consolidated Financial Data, page 6

15. Please explain why you identify Free Cash Flow as a measure of your operating performance, as opposed to a liquidity measure. The title of the measure and your disclosed uses suggest it is a liquidity measure that should be reconciled to the nearest GAAP liquidity measure, e.g. net cash provided by operating activities.

Risks Associates with our Business, page 16

16. We note your disclosure in the introductory paragraph about unknown or currently immaterial risks which in the future may be deemed to represent risks material to your business. Please note that your risk factor disclosure should discuss only known material risks. Please revise.

17. Please tell us what consideration you have given to including appropriate risk factor disclosure with respect to your integrated and embedded nature of your operations. We note the brief disclosure in the risk factor entitled "Our business involves a number of personal injury and other operating risks…" and "We are exposed to work stoppages…" on pages 19 and 23 respectively.

An increase in our debt service obligations may materially adversely affect
our earnings... , page 21

18. Please revise the disclosure to focus on the actual risks imposed by the service debt obligations and consider removing the lengthy narrative disclosure about the terms of the various debt instruments. You may include a reference to the appropriate section of the prospectus where you describe them in detail.

Our pension and other post-employment benefit plans are currently underfunded or
unfunded…, page 24

19. Please disclose the amount of underfunded and unfunded obligations in the plans highlighted in this risk factor.

The future success of our business depends on retaining existing and attracting new key
personnel, page 28

20. Because this risk factor appears generic and applicable to any company in any industry, please revise to describe the particular risks you face.

We are a "controlled company"…, page 34

21. Please address the risks arising from not having a board of directors comprised of a majority of independent directors under a separate subcaption, including any conflicts of interest which may arise as a result of not having a majority independent board.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 48

Application of Critical Accounting Policies, page 54

22. Please expand your discussion of goodwill to provide a description of the
mechanics of the market and income approaches you use in your fair value
analysis, including a discussion of the methods, underlying assumptions, and how
the results of the approaches are combined or considered to assess fair value.
Discuss the uncertainty associated with the key assumptions and any potential
events or circumstances that could have a negative effect. For each reporting unit
that is at risk of failing step one of the impairment test (i.e. a reporting unit that
has a fair value that is not substantially in excess of carrying value), please
disclose the percentage by which fair value exceeded carrying value as of the
most recent step-one test.

Results of Operations, page 57
Year Ended December 31, 2008 compared to non-GAAP combined year ended
December 31, 2007, page 64

23. On page 64 you present financial information for the year ended December 31,
2007, combining predecessor and successor periods into a single presentation and
on page 65 provide a full non-GAAP income statement. This presentation of non-
GAAP financial information does not appear to comply with Item 10(e) of
Regulation S-K. The two periods you have combined are not comparable due to
the impacts associated with the push-down accounting. Please revise this
presentation to provide a discussion of the historical financial statements, as
required by Item 303 of Regulation S-K. Consider whether this discussion should
be supplemented by a discussion based on pro forma information, presented in a
format consistent with Article 11 of Regulation S-X. Other formats may also be
appropriate depending on the particular facts and circumstances. However, it is
inappropriate to merely combine information for the pre- and post-transaction
periods without reflecting all relevant pro forma adjustments required by Article
11.

Liquidity and Capital Resources, page 69

General

24. Please disclose whether management believes that the sources of cash are
adequate to fund the company's operations in the next 12 months, and briefly
discuss the basis of such belief.

Cash flow, page 70

25. Your liquidity discussion does not provide detailed explanations of the reasons for changes in operating cash flows. Please revise your discussion to address the reasons for the changes in operating assets and liabilities, specifically addressing the significant changes in accounts receivable, inventory and accounts payable as these changes have had a material impact on your operating cash flows. Given the significant impact that receivables and inventory have on your liquidity, your MD&A and liquidity section should explain the reasons for these changes and any variances in the corresponding turnover ratios. Note this disclosure would enhance an investors understanding of your cash flows position and the company's ability to adjust its future cash flows to meet needs and opportunities, both expected and unexpected. Refer to sections 501.03 and 501.13.b of the Financial Reporting Codification.

26. Your accounts receivable balance increased 15% during 2009 and 45% in the first quarter of 2010 and your inventory balance increased 72% in 2009 and 90% during first quarter 2010. These balances are material to earnings, cash flow and liquidity and directly impact your ABL facility borrowing base, excess availability and covenant compliance. Revise your liquidity section to further describe changes in your inventory and accounts receivable balances specifically addressing why these balances increased during 2009 and the first quarter 2010 when sales were down in 2009. Disclose whether or not there are any accounts receivable collectability issues or inventory valuation issues that are contributing to the increasing balances in these accounts.

27. We note your discussion on pages 17, 19 and F-38 that during the twelve month period ended March 31, 2010, your top 10 customers accounted for 83% of your Revenue after raw material costs and 60% of accounts receivable and that a loss of such customer or a partial loss of business could have a material adverse effect on operations as well as pose credit risk to you if these customers experience financial difficulties. Please provide a discussion within Liquidity to discuss the effects of your customer concentrations on your liquidity and operations, specifically whether the loss of all or portion of the sales volume from a significant customer would have an adverse effect on you. Refer to Financial Reporting Codification 501.03.a.

28. We note your interim impairment analysis of the Mills Services Group's goodwill balance that resulted in a charge of $55 million. You state on pages 28 and F-22 that revisions in your long-term forecast related to changes in expectations for certain customers and contracts triggered the interim test. Tell us and disclose the status of your relationship with these customers and any current or future contracts you have with them, the nature of these changes in expectations and how these revisions to the long term forecast impacted your October 1, 2009 impairment analysis as you do not discuss your annual impairment analysis in your document.   Further address whether the customers and contracts that triggered the interim analysis have also experienced financial difficulty in paying any open accounts receivables. In this regard, we have noted a significant increase in accounts receivables during 2009 and 2010.

29. Given that the timing of the procurement transactions may significantly affect your working capital levels, please consider adding appropriate risk factor disclosure related to such risk.

Indebtedness, page 71

30. Please disclose whether you are currently in compliance with the financial covenants of your various debt instruments, as applicable.

Business, page 79

Customers, page 88

31. You disclose that you enter into long-term contracts with your significant customers and that you derive a substantial portion of your revenues from your top ten customers. It appears that your business depends to a material extent on contracts with your significant customers such as United States Steel. Please file these contracts as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Regulatory Considerations—Environmental, Safety and Quality Matters, page 91

32. Please disclose any material estimated capital expenditures for environmental compliance. See Item 101(c)(xii) of Regulation S-K.

Management, page 100

Board of Directors, page 101

33. With respect to Mr. Osborne, please indicate the year during which he became President and CEO of Vicwest Income Fund. See Item 401(e)(1) of Regulation S-K.

Audit Committee, page 103

34. Please note that the term "audit committee financial expert" is defined pursuant to Item 407(d)(5)(ii) of Regulation S-K, and not Item 401(h).

Compensation Discussion and Analysis, page 105

Why We Choose to Pay Each Element, page 106
How We Choose Amounts for Each Element of Our Compensation Program, page 108

35. The statements made in the second paragraph of your discussion on page 106 and the penultimate paragraph on page 107 appear to constitute benchmarking for purposes of Item 402(b)(2)(xiv) of Regulation S-K. As such, your disclosure must provide a materially complete description of all of the elements considered by the Committee is setting executive compensation, including among other things, whether the compensation decisions were derived from, or based upon, a comparison to peer companies, disclosing them by name. To the extent that any specific elements of compensation are tied to a benchmark, please identify the benchmark and discuss where your actual payments and awards fall with respect to the benchmark. For additional guidance, see Question 118.05 of the Compliance and Disclosure Interpretations concerning Item 402 of Regulation S-K, which can be found on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. Please reconcile the disclosure noted above with the statements on page 108 that suggest no benchmarking occurred.

Bonus, page 109

36. Please describe the factors the Committee considered in determining the size of the 2009 bonus pool, as well as the size of the individual awards. Please discuss the qualitative and quantitative factors the Committee took into consideration in assessing an executive's level of authority and responsibility, as well as his contribution to the organization and how these evaluations correlated to the amount of the pool available to them. If a named executive officer's personal performance is measured against pre-established personal goals or individual objectives, please disclose the objectives and describe how performance or non-performance impacted the actual amount of compensation paid. Stating that the individual award amounts were based upon each named executive officer's "contribution to the achievement of budget and other objectives" is too broad and generic.

37. In the summary compensation table, you have reported the amounts payable under the 2009 bonus plan as bonus payments, and not as non-equity incentive plan compensation. Please tell us why you believe the amounts payable under this form of compensation qualify as bonus compensation and not non-equity incentive plan compensation. Please note that in accordance with Item 402(c)(2)(iv) of Regulation S-K and the related instructions, as well as the guidance provided by Regulation S-K Compliance and Disclosure Interpretations found in the Corporation Finance section of our website, the compensation reported in the "Bonus" column is of a discretionary nature and not payable pursuant to a plan (see Question #119.02 to the Regulation S-K CDIs).

38. Please discuss in more detail the elements considered by the Committee in granting Messrs. Curtin and Aronson the $75,000 bonus. To the extent that the Committee's decisions were purely subjective and driven by competitive market data, so disclose. Otherwise please note that to the extent that the Committee's decisions were based upon a subjective evaluation of Messrs. Curtin's and Aronson's respective performance, in accordance with Item 402(b)(2)(vii) of Regulation S-K, please ensure to disclose each executive officer's personal objectives by also identifying the specific contributions made by each executive and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions. Although quantitative targets for subjective or qualitative assessments may not be required, you should provide insight of how qualitative inputs are translated into objective pay determinations.

Perquisites and other Personal Benefits, page 110

39. Based on your "All Other Compensation" disclosure in the summary compensation table, the limit on the amount of perquisites granted to the named executive officers that you disclose here appears to be incorrect. Please revise your disclosure accordingly.

Principal and Selling Stockholders, page 124

40. Please describe the material relationships between you and each of the selling stockholders during the past three years. Please describe the transactions in which you issued the shares to be resold in materially complete terms, including the dates of the transactions, the purchase price, if any, and the number of shares received by the selling shareholders. See Item 507 of Regulation S-K.

41. Please disclose clearly the natural persons with dispositive voting or investment control of each selling stockholder that is not a natural person. See CDI #240.04 of Regulation S-K, Item 507, Compliance and Disclosure Interpretations found in our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Description of Capital Stock, page 126

42. In the introductory paragraph you state that the description of the material terms of
your capital stock is "qualified by reference to", among other things, applicable
law. Please be advised that you may not qualify information in the prospectus in
this manner unless incorporation by reference or a summary of a document filed as
an exhibit is required. See Rule 411(a) of Regulation C.

43. We also note your statement that description of your capital stock reflects changes
that will occur "upon the closing of this offering." The filing of the amended and
restated charter and the adoption of the bylaws should take place prior to the
effectiveness of the registration statement. In addition, in the first paragraph of
your "General" discussion and elsewhere in the prospectus where applicable,
please revise the "[u]pon completion of the offering" reference to reflect a
description of your capital stock at the time of effectiveness.

Shares Eligible For Future Sale, page 133

Lock-Up Agreements, page 133

44. Please file the lock-up agreements as exhibits to the registration statement.

Certain Material U.S. Federal Income Tax Considerations, page 135

45. Please revise the heading as well as the first sentence of your discussion to clarify
that the disclosure discusses the "material" tax consequences of investment in
your shares. Use of the word "certain" implies that there could be material tax
consequences that you have chosen not to discuss. In addition, please further
revise your disclosure to remove the statement that the discussion is for "general
information only" which could imply that the investors should not rely on the
prospectus disclosures regarding the material tax consequences of investment in
your shares.

Underwriting, page 139

46. We note that in the prospectus cover page you list BofA Merril Lynch as one of
your underwriters; however, here you identify them as "Merrill Lynch, Pierce,
Fenner & Smith Incorporated." Please revise your disclosure to reflect the
underwriter's correct name.

Consolidated Financial Statements

Note 1 – Nature of Operations, page F-8
Revenues, page F-11

47. You state that you use two alternative transaction models for your raw materials
procurement, one of which you do not take title to the materials as shipment is
made directly to the customer from the supplier. You indicate that you record
commission for these transactions. Please clarify what percentage of raw
materials procurement transactions are drop-shipped where you do not take title
and what percentage of sales relate to transactions where you take title of the raw
materials. Explain further the nature and terms of the drop-ship transactions,
including whether you or the supplier is the primary obligor to the contracts and
how your accounting for and classification of these transactions complies with
ASC 225-10.

Impairment of Assets, page F-9

48. Considering the $55 million impairment charge recorded in the Mills Services
Group during an interim goodwill impairment test, tell us whether or not any of
the factors that triggered the interim goodwill impairment analysis led to an
interim impairment analysis under ASC 360-10-35 for any of your reporting units.
We note your Mills Services Group segment experienced declines in sales and
EBITDA in 2009 as a result of the slowdown in North American steel production
and yet this reporting unit represents 64% of total assets.

Note 29 – Selected Interim Financial Data – Unaudited, page F-47

49. We note the significant decrease in revenues and income from operations during
the second quarter 2009 which contributed to the significant net loss compared to
other quarters in 2009 and the corresponding quarter in 2008. Please revise to
provide a narrative, explaining the factors that contributed to the decreased sales
and income from operations. We assume the net loss primarily related to the $55
million impairment charge; however, providing this will enhance the readers
ability to assess the financial condition and results of operations of the company.
Refer to Item 302 of Regulation S-K.

Part II – Information Not Required in Prospectus

Item 16. Exhibits and Financial Statement Schedules, page II-2

50. Please confirm supplementally that the Second Amended and Restated Certificate of Incorporation and the Amended and Restated Bylaws (Exhibits 3.1 and 3.2, respectively), will be currently in effect prior to the effectiveness of the registration statement.

51. It appears that you have not filed the schedules and exhibits to the ABL Credit Agreement dated January 25, 2007 (Exhibit 10.1), and the schedules and exhibits to the Term Loan Credit Agreement dated January 25, 2007 (Exhibit 10.2). Please file complete copies of these agreements as exhibits with your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Rocha, Staff Accountant, at (202) 551-3854 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Derek Stoldt, Esq.
        Kaye ScholerLLP
        via facsimile at (212) 836-8689